February 12, 2016

U. S. Securities and Exchange Commission
W. John Cash, Branch Chief
Office of Manufacturing and Construction
Washington, D.C. 20549-4631

Re:	Energy Services of America Corporation
Form 10-K for Fiscal Year Ended September 30, 2015
Filed December 17, 2015
Form 8-K
Filed December 17, 2015
File No. 1-32998

Dear Mr. Cash:

Energy Services of America Corporation (the “Company” or “ESA”) is in receipt of the February 1, 2016 letter from the Securities and Exchange Commission’s Division of Corporation Finance (the “Commission”).

In response to your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended September 30, 2015
Management’s Report on Internal Control over Financial Reporting, page 22

1.	“In future filings, please identify, in your report, which COSO framework you used to evaluate the effectiveness of the Company’s internal control over financial reporting.”

ESA will revise the disclosure in future filings to the following: “Management has used the framework set forth in the report entitled “Internal Control – Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting.”

Financial Statements
Note 2. – Summary of Significant Accounting Policies
Collective Bargaining Agreements, page F-10

2.
“We note your disclosure that you are required to make contributions to multi-employer pension plans.  In future filings, please disclose: the amount of contributions you made in each fiscal year presented, the number and names of the multiemployer plans, your level of participation, and the classification and funding status of the multi-employer pension plans in accordance with the Pension Protection Act of 2006.”

In future Form 10-K filings, the Company will make additional quantitative and qualitative disclosures about our participation in multiemployer defined benefit pension plans as required by FASB ASU 2011-09.

Note 3. – Discontinued Operations, page F-11

3.
“We note your deferred tax asset for discontinued operations increased significantly in fiscal year 2015.  Please explain to us, and disclose in future filings, what the deferred tax asset in discontinued operations specifically relates to and the reasons why it increased in fiscal year 2015.  Please also explain to us: why the offset for this increase is not recorded in discontinued operations and how you determined that realization of this asset is more likely than not.”

The increase in deferred tax assets for discontinued operations for fiscal year 2015 was due to a reclassification of the deferred tax asset related to federal net operating loss (NOL) carry-forwards from the parent company.  The need for reclassification became apparent in the Company’s second quarter ended March 31, 2015 after the NOL carry-forwards from the fiscal year 2014 tax estimate entry were compared to the consolidated federal income tax return for fiscal year 2014.

While the deferred tax asset generated by the federal NOL carry-forwards agreed materially when comparing the fiscal year ending September 30, 2014 tax estimate to the consolidated federal tax return filed in March 2015, the totals for the parent company and subsidiaries needed to be adjusted to match each company’s amount of deferred tax asset related to their federal NOL carry-forward.  This resulted in a reclassification of approximately $522,000 in deferred tax asset from the parent company to the discontinued operation through an intercompany general ledger account in fiscal year 2015.  All intercompany accounts were eliminated in the Company’s September 30, 2015 consolidated financials.

The total deferred tax asset related to federal NOL carry-forwards that the Company has recorded at September 30, 2015 is $1.1 million, of which $1.0 million relates to the discontinued operation.  The $1.1 million in NOL deferred tax asset equates to roughly $3.2 million of taxable income the Company will be able to offset in future consolidated federal income tax returns.  With the Company’s current forecast, the Company expects to exhaust all federal NOL carry-forwards by the end of the current fiscal year end, September 30, 2016.

The Company will comply with the request to disclose this explanation in future filings.

Note 18. – Major Customers, page F-21

4.
“Please revise future flings to disclose: the amount or percentage of revenue recognized from each major customer during each period presented as required by ASC 280-10-50-42; and the amount or percentage of revenue for each major service-line during each period presented as required by ASC 280-10-50-40.”

The Company will revise future filings, beginning with its December 31, 2015 Form 10-Q, to provide the information required by ASC 280-10-50-42 and ASC 280-10-50-40.

Form 8-K dated December 17, 2015

5.	“Please revise future filings to provide actual reconciliations of your non-GAAP financial measures to the most directly comparable GAAP measures as required by Item 10(e)(i)(B) of Regulation S-K.”

In future filings, the Company will provide reconciliations of non-GAAP financials measures to the most directly comparable GAAP measures as required by Item 10(e)(i)(B) of Regulation S-K.

Sincerely,

/s/ Charles Crimmel
Charles Crimmel, CFO
Energy Services of America Corp.